Filed pursuant to Rule 424(b)(3)
File No. 333-208645

Prospectus Supplement No. 1 Dated February 17, 2016
(To Prospectus Dated January 28, 2016)

1,055,349 Shares of Common Stock

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) updates and supplements the prospectus of COPsync, Inc. (the “Company,” “we,” “us,” or “our”) dated January 28, 2016 (the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission:

A.           Our Press Release issued on February 16, 2016.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.  This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock and/or warrants, you should carefully consider the risk factors section beginning on page 8 of the Prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as such section has been amended and supplemented by the “Risk Factors” section in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 17, 2016

Index to Filings

Annex
The Company’s Press Release issued February 16, 2016.	A

Annex A

COPsync Announces Strong Subscriber Growth for the COPsync Network™ and COPsync911™ in Q4 2015

Company Strengthens its Subscriber Base in Texas as it Begins National Sales Expansion

DALLAS – February 16, 2016 – COPsync, Inc. (NASDAQ: COYN), which operates the nation’s largest law enforcement in-car information sharing and communication network, reports key metrics for the three month period ending December 31, 2015 regarding the scope of its interoperability network and the COPsync911™ threat alert system for schools, government buildings, hospitals and other potentially at-risk facilities.

During the fourth quarter of 2015, the Company added 54 new operational customers to the COPsync Network™, including 40 new law enforcement agency customers. The total number of customers on the COPsync Network as of December 31, 2015, was 657, including 616 law enforcement agency customers. The total number of operational customers increased 8.2% from the third quarter and by 26.5% for the full year. The reach of the COPsync law enforcement in-car information sharing and communication network (“Network”) is now especially broad in Texas with 525 law enforcement agencies, including 123 of the 254 sheriff’s offices in Texas as of December 31 using the Network. Networked operational customers were located in approximately 79% of Texas counties and include 48% of all Texas sheriff’s offices.

The Company also made significant progress marketing and selling its COPsync911 threat-alert service during the fourth quarter of 2015. The Company added 79 new operational facilities, including 57 new educational facilities. The total number of COPsync911 operational facilities as of December 31, 2015, was 847, including 702 COPsync911 educational facilities. The total number of operational facilities increased 9.3% from the third quarter and by 36.5% for the full year. Additionally, more than 45% of customer growth in the fourth quarter came from locations outside of Texas as the Company began the strategic rollout of its national marketing and sales efforts specifically targeting school districts. The Company expects to expand these efforts throughout the course of 2016.

Mr. Ronald A. Woessner, Chief Executive Officer of COPsync Inc., stated, “While we continue to expand our overall footprint of subscribers in Texas, we are also beginning to gain traction in other areas of the country through our strategic marketing and sales efforts. With our services now spanning across 200 of the 254 Texas counties the Company is moving closer to the ‘tipping point’ in Texas, following which we expect virtually all Texas law enforcement agencies to join the Network and a majority of Texas schools to be protected by COPsync911.”

Mr. Woessner continued, “Our national business development efforts have already led to expansion initiatives in Florida, New Jersey, and New York and we are focused on additional state expansions over the course of 2016. We are confident that we can duplicate in new states our market penetration success in Texas and thereby someday create one nationwide network connecting law enforcement and protecting at-risk facilities throughout the United States. In doing so, we believe this will create a significant, high margin, recurring revenue stream for our Company for years to come.”

About COPsync, Inc.

COPsync, Inc. (COYN) is a technology company that improves communication between and among law enforcement officers and agencies from differing jurisdictions to help them prevent and respond more quickly to crime. The COPsync Network™ connects law enforcement officers and agencies to a common communications system, which gives officers instant access to actionable, mission-critical data and enables them to share information and communicate in real-time with other officers and agencies, even those hundreds and thousands of miles away. The Network's companion, COPsync911™ threat-alert system, enables schools, courts, hospitals, government buildings, energy, telecommunications and other potentially at-risk facilities to automatically and silently send threat-alerts directly to local law enforcement officers in their patrol cars in the event of a crisis, thereby speeding first responder response times and saving minutes when seconds count. The COPsync Network saves officer and citizen lives, reduces unsolved crimes and assists in apprehending criminals and interdicting criminal behavior -- through such features as a nationwide officer safety alert system, GPS/auto vehicle location and distance-based alerts for crimes in progress, such as school crisis situations, child abductions, bank robberies and police pursuits. The COPsync Network also eliminates manual processes and increases officer productivity by enabling officers to write electronic tickets, accident reports, DUI forms, arrest forms and incident and offense reports. The company also sells VidTac®, an in-vehicle, software-driven video system for law enforcement. Visit www.copsync.com and www.copsync911.com for more information.

COPsync, Inc.
February 16, 2016
Page Two

Safe Harbor Statement

Statements in this release that are not purely historical facts or that depend upon future events, including statements about forecasts of earnings, revenue, product development, sales or other statements about anticipations, beliefs, expectations, intentions, plans or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based on information available to the Company on the date this release was issued. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to the Company’s ability to obtain and retain customers and development, implementation and acceptance of its products and services. In particular, the statements “We are confident that we can duplicate in new states our market penetration success in Texas and thereby someday create one nationwide network connecting law enforcement and protecting at-risk facilities throughout the United States. In doing so, we believe this will create a significant, high margin, recurring revenue stream for our Company for years to come” are dependent on the Company’s ability to successfully execute the Company’s business strategy in new markets and geographic regions and obtain and retain new and existing customers. The Company may not succeed in adequately addressing and managing these and other risks. Further information regarding factors that could affect the Company’s financial, operating and other results can be found in the risk factors section of the Company’s filing on Form 10-K for 2014, Form 10-Q for the quarter ended September 30, 2015 and other filings the Company may make with the Securities and Exchange Commission from time-to-time.

Contact:
For COPsync:
Ronald A. Woessner
Chief Executive Officer
972-865-6192
invest@copsync.com

Media:
Fred Sommer
Senior Consultant
Investor Relations
Ascendant Partners, LLC.
732-410-9810
fred@ascendantpartnersllc.com